





1 + 1

VALERO

UDS™

Clean Fuels. Convenience.

= 3

A Bigger, Better Employer
An Industry Leader
A Stronger Community Supporter

The eyes of the nation will soon be on San Antonio as Valero Energy Corporation and Ultramar Diamond Shamrock Corporation join forces to create the premier petroleum refining and marketing company in the United States. The new San Antonio-based company will have 23,000 employees, 13 refineries and a total refining capacity of just under 2 million barrels per day, making it second only to ExxonMobil in capacity. It will also be one of the nation's largest retailers with more than 5,000 retail outlets in the United States and Canada.

And with the expected growth of the combined companies, San Antonio should prosper as well. This partnership creates a great company of similar cultures dedicated to charitable giving and community service. Because the companies should earn more on a combined basis than independently, charitable contributions should increase as well. And just as importantly, since the combined entity will be poised for greater growth and success, that should translate into many more job opportunities in San Antonio.

So while there are many changes ahead for Valero and UDS, one thing will never change - that's our commitment to contributing to San Antonio's growth and success.

VALERO ENERGY CORPORATION

Statements above regarding Valero's expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that actual results could differ materially from those projected in such forward-looking statements.

In connection with the proposed merger, Valero and UDS will be filing a joint proxy statement/prospectus with the SEC. Investors and security holders are encouraged to read the joint proxy statement/prospectus when it becomes available because it will contain important information. A free joint proxy statement/prospectus will be available at the SEC's web site at www.sec.gov.; or by calling the Valero Investor Relations department at 1-800-531-7911, or the UDS Investor Relations department at 1-800-333-3377. Valero and UDS and their directors and officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the approval of the merger. Information regarding these individuals is provided in the companies' respective proxy statements for their 2001 annual meetings, which are available for free as described above.